This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

January 30, 2003

3.

Press Release

The press release was issued on January 30, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) announces that a second phase 6,500 metre exploration and diamond drill program will commence in mid-February at  the Company’s  90% owned Bisha Property in Eritrea. A diamond drill will be mobilized to the Bisha Property in mid-February to commence approximately 1,500 metres of drilling. A second larger drill (Longyear 44) has been contracted and should arrive in Eritrea towards the end of March. A 5,000 metre drilling contract has been awarded to Boart Longyear.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on January 30, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

6,500 METRE DIAMOND DRILL PROGRAM TO COMMENCE AT BISHA PROPERTY, ERITREA

January 30,2003

Nevsun Resources Ltd. (NSU-TSX) announces that a second phase 6,500 metre exploration and diamond drill program will commence in mid-February at  the Company’s  90% owned Bisha Property in Eritrea. On January 22, Nevsun announced the results from the initial phase of drilling totaling 804 metres in six holes. High-grade assays included:  6.27% Cu, 1.18 g/t Au and 42.1 g/t Ag over 24.5 meters in Hole B-02-4,  32.49 g/t Au and 1,382 g/t Ag over 7.62 meters and 4.92% Cu, 0.81 g/t Au and  33.9 g/t Ag over 8.23 meters in Hole B-02-5.

The purpose of the upcoming diamond drill program is to test various mineralized horizons along strike of the initial  high- grade discovery holes to vertical depths of 200 metres. Initial step-outs along strike will be at 50 metre intervals. The discovery holes were to a vertical depth of only 100 to 125 metres. In the initial program, due to technical reasons, Hole B-02-04 was abandoned in massive sulphides at 101.2 metres with the last sample assaying 3.07% copper.

A diamond drill will be mobilized to the Bisha Property in mid-February to commence approximately 1,500 metres of drilling. A second larger drill (Longyear 44) has been contracted and should arrive in Eritrea towards the end of March. A 5,000 metre drilling contract has been awarded to Boart Longyear.

The exploration program will also include the following:

  The establishment of a permanent camp.

  An application to  increase Nevsun’s land position so that the  Bisha and Okreb Properties are contiguous.

  Airborne and ground geophysics, soil and stream sediment sampling and trenching.

  Detailed geological mapping of the area.

  Petrographic studies.

The airborne and additional ground work are aimed at defining other drill targets as well as explaining many geophysical/geochemical targets that are already defined.

PRIOR WORK CONDUCTED BY NEVSUN

Initial exploration work on the property in 1998 and 1999 consisted of stream sediment sampling and geological mapping. A large gossan outcrop had previously been identified and subsequent work focused on determining the character and extent of this gossanous material. Geological mapping identified the region as being underlain by felsic and mafic volcanic rocks. The stream sediment sampling defined a significant area of anomalous copper, lead and zinc values.

eophysical surveys in the form of frequency domain HLEM defined several significant anomalies related to the gossan outcrop. This horizon was traced for hundreds of meters to the south. Subsequent mapping indicated that the gossan outcrop had dimensions of at least 200m x 150m with a number of smaller gold bearing gossanous outcrops being defined up to 850 meters to the south. Geophysical interpretations indicate that these are stratigraphically related. Another gossan zone has been discovered approximately 1.5 kilometers further to the northwest of the main gossan zone. This has yet to be tested. Other strong EM conductors not stratigraphically related to the main gossan horizon also remain to be tested.

Limited soil sampling defined a strong anomaly in copper,  lead, zinc and silver over the gossan outcrop. A volcanogenic massive sulphide deposit is interpreted. Similar base metal deposits occur in Eritrea at Dubarwa and Adi Nefas, located near the capital city of Asmara.

Subsequent sampling of the gossanous material  revealed gold values in 10 grab samples ranging from 0.39 to 30.4 g/t Au (averaging 2.68 g/t Au if the one high assay is reduced to the population average). The samples were taken over a strike length of 850 meters. Additional work in the form of detailed geological mapping, time domain EM and magnetometer surveys as well as soil geochemistry are planned to further define extensive sulphide horizons that past work has delineated over thousands of meters. An extensive drill program is planned to commence in April once the above work has been completed.

GENERAL:

The Bisha Property covers 49 square kilometers and is located approximately 150 kilometers west of the capital of Asmara. Eritrea is a small country located in northeast Africa that is bordered by Sudan, Ethiopia and Djibouti. It has excellent port facilities on the Red Sea. The Bisha property is easily accessed by vehicle on paved and good all weather roads. It is a 3.5 hour drive to the capital city of Asmara.

Nevsun Resources continues to maintain its focus on the development and exploration of  its Tabakoto/Segala gold projects covering 83 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing,  plans to be in production in 2004. Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project  and corporate growth.

Forward Looking Statements:

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com